UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Changes to Longleaf Partners International Fund
The evolution in the investment industry and in Southeastern’s business composition over the eleven-year life of Longleaf Partners International Fund is allowing us to make two changes that will serve shareholders better.
Because some clients want to manage all of their currency exposure in a single overlay program while others prefer no hedging at all, following a transition period ending no later than the first half of 2010, we will no longer routinely hedge the Fund’s economic exposure to foreign currencies. Given that hedging the dollar against specific currencies has become much more accessible to individual investors over the last decade, we can discontinue hedging the Fund and enable each of our investment partners to manage currency exposure in the way they prefer. Each quarter we will provide shareholders with the Fund’s composition by country.
The second change to Longleaf International is a reduction in the fee schedule from 1.50% with a break to 1.25% at $2.5 billion in assets to 1.20% with a break to 1.00% at $2.5 billion. Southeastern has added a number of global and international accounts over the last decade enabling us to expand our overseas research team while spreading the costs over a larger asset base. We are sharing the benefits of this growth with our International Fund partners and our international separate account clients.
As Longleaf Partners International Fund’s largest shareholder group, your managers at Southeastern believe that the hedging and fee changes combined with the Fund’s current portfolio provide compelling long-term investment opportunity for our partners. In addition, taxable investors will benefit from the Fund’s realized losses which will offset approximately $300 million in future gains distributions.